FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of October, 2003

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant’s name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐ No☒

On October 20, 2003, Aladdin Knowledge Systems Ltd. (the “Registrant”) reports record sales and financial results for the third quarter and first nine months of 2003. its. A copy of the press release is attached hereto as Exhibit 1.

This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) BY: /S/ Erez Rosen —————————————— Erez Rosen CFO

Date: October 20, 2003

Exhibit 1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Evan Smith CFA
Zintel Public Relations	KCSA Worldwide
matthew@zintelpr.com	esmith@kcsa.com
909.941.1951	212.896.1251

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Reports Record Sales and Financial Results
for the Third Quarter and First Nine Months of 2003

      Company Achieves Record Quarterly Sales, 13.31% growth and Third Consecutive
Profitable Quarter

NEW YORK and TEL AVIV, ISRAEL, October 20, 2003 — Aladdin Knowledge Systems (Nasdaq: ALDN) today announced financial results for the third quarter and nine months ended September 30, 2003.

Revenues for the third quarter were $13.45 million, a 13.31% increase over revenues of $11.87 million for the third quarter of 2002. The third quarter resulted in a net profit of $673,000, or $0.06 per basic and diluted share, compared with net loss of $(985,000), or $(0.09) per basic and diluted share for the third quarter of 2002.

For the nine-month period ended September 30, 2003, revenues were $39.63 million, an increase of 9.72% compared with revenues of $36.12 million for the comparable period in 2002. Net income for the period was $1.55 million, or $0.14 per basic and $0.13 per diluted share, as compared with a net loss of $(0.31) per basic and diluted share for the first nine months of 2002.

Commenting on the third quarter results, Yanki Margalit, Chief Executive Officer and Chairman of Aladdin Knowledge Systems, said, “We are very pleased with Aladdin’s results for the third quarter. We achieved growth across all product lines, resulting in record sales for the quarter. In addition, we were able to continue the trend of profitable operations that began earlier this year. Our outlook remains quite positive, and we are confident in our ability to continue building upon the strong foundation that we have established. Our balance sheet remains strong, as we were able to continue to generate cash from operations.”

Highlights for Q3:

•	eSafe – Advanced anti-spam module combined with eSafe’s proactive technology further strengthened the product’s overall content security capabilities.

•	eToken –Exostar, a provider of Internet based e-procurement tools to the aerospace and defense industries, chooses Aladdin’s eToken authentication device to protect critical customer and company data and strategic business application access. eToken sets sales record.

•	HASP & Privilege – New security implementation HASP tools for Mac software developers provide enhanced software security. Roxio, a well-known provider of digital media software, selects the Privilege Software Commerce Platform to manage online distribution of its Easy CD & DVD Creator 6 and Photosuite 5 Platinum.

The Company will hold a teleconference today, October 20th, at 9:00 a.m. EDT to discuss the quarter’s results. To participate in the call, please dial (800) 683-1565, in the U.S., or (973) 409-9257 internationally, approximately five minutes prior to the scheduled call start time. A replay of the call can also be accessed via telephone from 11:00 a.m. EDT on October 20, 2003 through 11:59 p.m. on October 24, 2003 by calling (877) 519-4471 in the United States, or (973) 341-3080 internationally, and entering the following access code: 4032383.

Aladdin Knowledge Systems

Aladdin (Nasdaq: ALDN) is a leader in digital security, providing solutions for software commerce and Internet security since 1985. Aladdin serves over 30,000 customers worldwide. Aladdin’s products include: the USB-based eToken device for user authentication and e-commerce security; the eSafe line of content security solutions that protect PCs and networks against malicious, inappropriate and nonproductive Internet-borne content; HASP and Hardlock, hardware-based software security systems that protect the revenues of developers; and Privilege, a software licensing and distribution platform. Please visit Aladdin’s Web site at www.eAladdin.com.

(Tables to Follow)

Safe Harbor Statement
Except for the statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in consumer buying habits and other factors over which Aladdin Knowledge Systems Ltd. has little or no control.

Aladdin Knowledge Systems Ltd.
Summary of Unaudited Results
Consolidated Statement of Operations
(U.S. dollars, in thousands - except for per-share amount)

	Three months period ended September 30		Nine months ended September 30
	2003	2002	2003	2002

Sales:
Software Security (DRM)	10,639	9,496	31,790	29,013
Enterprise Security	2,808	2,377	7,841	7,106

Total sales	13,447	11,873	39,631	36,119

Cost of sales	2,468	2,571	7,225	7,401

Gross profit	10,979	9,302	32,406	28,718

Research & development	3,178	3,239	9,496	10,590

Selling & marketing	5,465	5,301	16,237	16,610

General & administrative	1,951	1,143	5,385	4,360

Total operating expenses	10,594	9,683	31,118	31,560

Operating income (loss)	385	(381)	1,288	(2,842)

Financial income (expenses), net	406	(341)	317	314

Other income	--	(36)	8	32

Income (loss) before taxes	791	(758)	1,613	(2,496)

Taxes on income	118	--	(34)	217

	673	(758)	1,647	(2,713)

Equity in loss of affiliate, net of taxes	--	227	100	810

Net income (loss)	673	(985)	1,547	(3,523)

Basic earning (loss) per share	0.06	(0.09)	0.14	(0.31)

Diluted earnings (loss) per share	0.06	(0.09)	0.13	(0.31)

Weighted average number of shares
outstanding for Basic EPS	11,275	11,253	11,261	11,253

Weighted average number of shares
outstanding for Diluted EPS	12,089	11,253	11,782	11,253

Aladdin Knowledge Systems Ltd.
Balance Sheets
(U.S. dollars, in thousands)

	September 30, 2003	December 31, 2002

Assets
Current assets:
Cash & cash equivalents	15,996	14,235
Marketable securities	1,112	860
Trade receivable, net of allowance for
doubtful accounts	9,018	8,094
Other accounts receivable	2,956	2,646
Inventories	5,706	6,269
Total current assets	34,788	32,104

Fixed assets, net	2,693	3,478

Other long term assets, net	14,752	12,957

Total assets	52,233	48,539

Liabilities and shareholders' equity
Current liabilities	10,289	9,440

Accrued severance pay	3,200	2,772

Shareholders' Equity	38,744	36,327

Total liabilities and shareholders'
equity	52,233	48,539